UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

February 2, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 12

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 668,747
	8	Shared Voting Power 0
	9	Sole Dispositive Power 668,747
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 668,747(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 4,614,026 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 7.8% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of November 5, 2021 is 59,454,998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 8, 2021.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 12

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,432,895(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,432,895(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,895(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.8%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

3,432,895 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 12

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 250,000
	8	Shared Voting Power 3,432,895(3)
	9	Sole Dispositive Power 250,000
	10	Shared Dispositive Power 3,432,895(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,682,895(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 6.2%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 12

1	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,432,895(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,432,895(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,895(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.8%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 6 of 12

1	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,432,895(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,432,895(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,895(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.8%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 12

1	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,432,895(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,432,895(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,432,895(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.8%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 8 of 12

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 262,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 262,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 262,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 9 of 12

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on January 31, 2022 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following:

On February 2, 2022, as set forth in Schedule A, the Avery Conner Capital Trust acquired 316,710 shares of Common Stock through a broker on the open market for a total of approximately $1,622,171.60. The source of funds for such purchase was trust funds.

From February 1, 2022 until February 2, 2022, as set forth in Schedule A, George E. Norcross, III, acting through an individual retirement account for his benefit, acquired 197,405 shares of Common Stock through a broker on the open market for a total of approximately $983,758.29. The source of funds for such purchases was funds held in such account.

On February 2, 2022, as set forth in Schedule A, Gregory B. Braca acquired 188,990 shares of Common Stock through a broker on the open market for a total of approximately $967,566.10. The source of funds for such purchase was personal funds.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) through 5(c) of the Original Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own 4,614,026 shares of Common Stock or approximately 7.8% of the outstanding shares of Common Stock, which percentage was calculated based upon the 59,454,998 shares of Common Stock outstanding as of November 5, 2021 as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2021. Specifically, each Reporting Person beneficially owns such number of shares of Common Stock and such percentage of the outstanding Common Stock as reflected on Items 11 and 13 of the applicable cover page to this Statement.

(b) Each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition the number of shares of Common Stock reflected on Items 7-10 of the applicable cover page to this Statement.

(c) Except as set forth on Schedule A attached hereto, none of the Reporting Persons has engaged in transactions in shares of Common Stock (or securities convertible into, exercisable for or exchangeable for Common Stock) since the filing of the Original Schedule 13D.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca

CUSIP No. 760416107	SCHEDULE 13D/A	Page 11 of 12

SCHEDULE A

Transactions in the Common Stock of the Issuer Since the Filing of the Original Schedule 13D

The following table sets forth all the transactions in the Common Stock of the Issuer effected since the filing of the Original Schedule 13D by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers.

George E. Norcross, III

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/1/2022(1)	130,405	4.919
2/2/2022(1)	67,000	5.109

Philip A. Norcross

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/2/2022(2)	217,550	5.12
2/2/2022(2)	67,000	5.11
2/2/2022(2)	32,160	5.16

Avery Conner Capital Trust

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/2/2022	217,550	5.12
2/2/2022	67,000	5.11
2/2/2022	32,160	5.16

Susan D. Hudson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/2/2022(2)	217,550	5.12
2/2/2022(2)	67,000	5.11
2/2/2022(2)	32,160	5.16

Geoffrey B. Hudson

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/2/2022(2)	217,550	5.12
2/2/2022(2)	67,000	5.11
2/2/2022(2)	32,160	5.16

CUSIP No. 760416107	SCHEDULE 13D/A	Page 12 of 12

Rose M. Guida

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/2/2022(2)	217,550	5.12
2/2/2022(2)	67,000	5.11
2/2/2022(2)	32,160	5.16

Gregory B. Braca

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
2/2/2022	33,000	5.109
2/2/2022	107,150	5.12
2/2/2022	33,000	5.11
2/2/2022	15,840	5.16

(1)	Indicates transaction effected through individual retirement account for the benefit of George E. Norcross, III.
(2)	Indicates transaction of the Avery Conner Capital Trust (with respect to which the Trustees have the power to invest and dispose of trust property).